UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 8)*

                         PANACO, INC.
                       (Name of Issuer)

                 Common Stock, $.01 par value
                (Title of Class of Securities)

                          698106 10 1
                        (CUSIP Number)

                      Marc Weitzen, Esq.
         Gordon Altman Butowsky Weitzen Shalov & Wein
               114 West 47th Street, 20th Floor
                   New York, New York  10036
                        (212) 626-0800

 (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                         March 20, 1998
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                          SCHEDULE 13D



Item 1.  Security and Issuer

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on July 24, 1995, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale Corp.") and Carl C. Icahn ("Icahn"), a citizen of the United States of America, amended by Amendment No. 1 which, among other things, deleted Riverdale Corp. as a Registrant, and added Riverdale LLC, a New York limited liability company ("Riverdale") as a Registrant, Amendment No. 2, filed with the SEC on June 19, 1997, Amendment No. 3, filed with the SEC on July 1, 1997, Amendment No. 4, filed with the SEC on July 11, 1997, Amendment No.5, filed with the SEC on July 22, 1997, Amendment No. 6, filed with the SEC on August 19, 1997 and Amendment No. 7, filed with the SEC on September 8, 1997, is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the original 13D and the Amendments thereto which have been previously filed with the Securities and Exchange Commission.

Item 4.   Purpose of Transaction

          Item 4 is amended to add the following:

          At the request of Mr. Leonard Tallerine, a director of Issuer, Mr. Tallerine met on March 20, 1998 with Carl Icahn and Harold First, a director of Issuer. At the meeting, Mr. Tallerine indicated that he believed a change in management was necessary for the good of the Issuer and its shareholders. Mr. Tallerine indicated that he intended to nominate, at the next annual meeting of Issuer's stockholders, a slate of nominees for directors of Issuer in opposition to management's anticipated nominees and asked if Mr. Icahn would support Mr. Tallerine's slate of nominees. Mr. Icahn indicated that if a peaceful solution could not be worked out in negotiations between Mr. Tallerine and management of Issuer then Mr. Icahn would support Mr. Tallerine's slate. Mr. Tallerine indicated that he had no specific nominees at this time with respect to the composition of the slate. Registrants, including Mr. Icahn, beneficially own 3,030,000 shares of Issuer. According to a Form 13D previously filed by him, Mr. Tallerine is the beneficial owner of 1,548,784 shares of Issuer.

          Other than as stated herein, Registrants and Mr.
Tallerine have no understandings, arrangements or agreements concerning the securities of the Issuer.

                                  SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 1998




RIVERDALE LLC

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member



HIGH RIVER LIMITED PARTNERSHIP

By:  RIVERDALE LLC
Its: General Partner

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member




/s/ Carl C. Icahn
Carl C. Icahn







[Signature Page of Schedule 13D Amendment No. 8 with respect to
Panaco Inc.]